Exhibit 99.1

Farfetch Announces Fourth Quarter and Full Year 2022 Results

•
Record Revenue in 2022 of $2.3 billion, up 3% year-over year (or up 12% year-over-year at constant currency)
•
2022 GMV decreases 4% year-over-year to $4.1 billion (or increases 2% year-over-year at constant currency)
•
Q4 2022 Revenue decreases 5% year-over-year (or increases 2% year-over-year at constant currency) to $629 million
•
Q4 2022 Gross Merchandise Value (“GMV”) decreases 12% year-over-year (or decreases 5% year-over-year at constant currency) to $1.1 billion
•
Q4 2022 Digital Platform GMV decreases 12% year-over-year (or decreases 6% year-over-year at constant currency) to $1.0 billion
•
Q4 2022 Brand Platform GMV decreases 15% year-over-year (or decreases 3% year-over-year at constant currency) to $100 million
•
Q4 2022 Gross Profit Margin of 41.1% (a decrease of 600 bps year-over-year) and Digital Platform Order Contribution Margin of 31.5% (a decrease of 90 bps year-over-year)
•
Q4 2022 Loss after Tax of $177 million
•
Q4 2022 Adjusted EBITDA of $(35) million
•
Cash and Cash Equivalents of $734 million as of December 31, 2022

LONDON, U.K. February 23, 2023 – Farfetch Limited (NYSE: FTCH) ("Farfetch" or the "Company"), the leading global platform for the luxury fashion industry, today reported financial results for the fourth quarter and full year ended December 31, 2022.

José Neves, Farfetch Founder, Chairman and CEO, said: “I am proud to report Farfetch adeptly navigated unprecedented macro headwinds throughout 2022 to deliver growth on a constant currency basis, with full year GMV of $4.1 billion. Our performance also means we captured market share on a 3-year stack basis, with GMV nearly doubling since the onset of the COVID-19 pandemic - a truly remarkable accomplishment.

"Farfetch enters 2023 as a significantly more efficient business following our strategic reorganization and cost rationalizations. Our solid start to the year gives me confidence 2023 will be a Year of Execution with growth building throughout the year as we comp the previous year’s macro headwinds and launch exciting new partners to deliver strong growth, Adjusted EBITDA and positive free cash flow.

"The mission to be the global platform for luxury is now more relevant than ever, and Farfetch continues to advance towards that exciting vision."

Elliot Jordan, CFO of Farfetch, said: “I’m pleased to report our fourth quarter 2022 results which demonstrate that we continue to deliver solid underlying performance, are managing to navigate unprecedented external factors and are clearly focused on the actions needed to return the business to profitability and generating positive free cash flow in 2023. Our long term trajectory has been one of strong GMV growth, operating cost leverage and improving full year Adjusted EBITDA margins. We expect to return to this position by the end of 2023, which will be a great year for Farfetch.”

Consolidated Financial Summary and Key Operating Metrics (in $ thousands, except per share data, Average Order Value, Active Consumers or as otherwise stated):

	Three months ended December 31,		Year ended December 31,
	2021	2022	2021	2022
Consolidated Group:
Gross Merchandise Value (“GMV”)	$1,289,145	$1,139,929	$4,229,874	$4,058,501
Revenue	665,651	629,173	2,256,608	2,316,680
Adjusted Revenue (1)	571,095	545,020	1,924,104	1,995,027
Gross profit	313,380	258,420	1,016,511	1,023,175
Gross profit margin	47.1%	41.1%	45.0%	44.2%
Profit/(loss) after tax	$96,890	$(176,665)	$1,470,611	$344,855
Adjusted EBITDA (1)	36,103	(34,598)	1,638	(98,715)
Adjusted EBITDA Margin (1)	6.3%	(6.3)%	0.1%	(4.9)%
Basic Earnings per share (“EPS”)	$0.27	$(0.44)	$4.02	$0.93
Diluted EPS	(0.23)	(0.66)	(1.07)	(1.85)
Adjusted EPS (1)	(0.03)	(0.25)	(0.55)	(0.92)
Digital Platform:
Digital Platform GMV	$1,146,153	$1,012,500	$3,677,988	$3,492,515
Digital Platform Services Revenue	431,469	422,248	1,385,678	1,419,721
Digital Platform Gross Profit	229,885	199,955	730,253	726,589
Digital Platform Gross Profit Margin	53.3%	47.4%	52.7%	51.2%
Digital Platform Order Contribution (1)	$139,909	$132,904	$438,432	$454,580
Digital Platform Order Contribution Margin (1)	32.4%	31.5%	31.6%	32.0%
Active Consumers (in thousands)	3,687	3,918	3,687	3,918
Average Order Value (“AOV”) - Marketplace	$635	$549	$612	$574
AOV - Stadium Goods	288	$257	308	286
Brand Platform:
Brand Platform GMV	$117,178	$100,159	$467,505	$455,160
Brand Platform Revenue	117,178	98,241	467,505	477,146
Brand Platform Gross Profit	69,257	43,424	241,516	234,483
Brand Platform Gross Profit Margin	59.1%	44.2%	51.7%	49.1%

(1) See “Non-IFRS and Other Financial and Operating Metrics” on Page 21 for reconciliations of non-IFRS measures to IFRS measures.

Recent Business Highlights

Digital Platform

•
In the fourth quarter 2022, third-party transactions generated 80% of Digital Platform GMV; Third-Party Take Rate was 32.4%, supported by record media solutions revenue which increased more than 50% year-over-year
o
First-Party Original generated 4% of Digital Platform GMV in fourth quarter 2022
•
The Farfetch Marketplace continued to offer customers the most extensive selection of in-season luxury fashion on a global platform from over 1,400 sellers, as supply from both multi-brand retailers and e-concession partners continued to increase year-over-year to total stock units of over 15 million in fourth quarter 2022
•
Continued to build on digital and artificial intelligence capabilities to increase personalization and drive engagement on the Farfetch Marketplace
o
Launched 'FARFETCHED for you', powered by our proprietary algorithm, which recommends a weekly set of up to 100 new pieces curated to each customer’s personal style
o
Leveraged augmented reality technology in launching interactive 3D viewer tool for select handbags available on the Farfetch Marketplace
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In North America, introduced ‘Violet Code Approved’ by Farfetch on the Farfetch Marketplace
•
Media Solutions continued to sign new accounts including Longchamp, Etro, and Jil Sander, and featured new and innovative campaigns including:
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Valentino’s Fall Winter 22 ‘Pink PP’ Collection which provided Private Clients early access to the collection and exclusive products
o
The reveal of Ferragamo’s new creative direction by Maximillian Davis with an exclusive Spring Summer 23 capsule on Farfetch
•
FPS launched additional Harrods e-concessions-as-a-service launches including Balmain, and Cashmere in Love
•
Launched installments of Farfetch BEAT, the concept retail series that introduces exclusive product experiences to an international audience:
o
Partnered with Esteban Cortázar in the re-release of some of his most iconic designs worn by Paris Hilton, Ashanti, and Kim Cattrall, for exclusive launch on the Farfetch Marketplace
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In January 2023, Palm Angels curated a limited-release package for the Farfetch Marketplace that include customizable versions of their University sneakers
o
Off-White joined forces with the legendary Chicago Bulls to create an exclusive limited-edition capsule collection in February 2023
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Featured Gucci’s Cosmogonie galaxy installation at our Browns boutique in London

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In January 2023, in partnership with Outlier Ventures, a leader in early-stage Web3 incubation, launched the second cohort of the Dream Assembly Base Camp

New Guards Group

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New Guards brands continued to focus on direct-to-consumer channels while creating culturally relevant collections:
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At the Abu Dhabi Formula One race, Palm Angels unveiled a partnership with Haas F1 to add its creative lens to the team's content and channels as its 'EntArtainment Curator’
o
Isamaya Ffrench joined Off-White as Beauty Curator in February 2023

Fourth Quarter and Full Year 2022 Results Summary

Gross Merchandise Value (in thousands):

	Three months ended December 31,		Year ended December 31,
	2021	2022	2021	2022
Digital Platform GMV	$1,146,153	$1,012,500	$3,677,988	$3,492,515
Brand Platform GMV	117,178	100,159	467,505	455,160
In-Store GMV	25,814	27,270	84,381	110,826
GMV	$1,289,145	$1,139,929	$4,229,874	$4,058,501

GMV decreased $149.2 million from $1,289.1 million in fourth quarter 2021 to $1,139.9 million in fourth quarter 2022, representing a year-over-year decline of 11.6%. Excluding the impact of changes in foreign exchange rates, GMV would have decreased 5.3% year-over-year. Digital Platform GMV decreased $133.7 million from $1,146.2 million in fourth quarter 2021 to $1,012.5 million in fourth quarter 2022, representing a year-over-year decline of 11.7%. Excluding the impact of changes in foreign exchange rates, Digital Platform GMV would have decreased 6.0% year-over-year.

Digital Platform GMV performance in fourth quarter 2022 reflects continuing headwinds from the suspension of trade in Russia, where trade has been ceased since March 2022, and mainland China, where regional COVID-19 restrictions continued to impact trade during the fourth quarter. Digital Platform GMV performance also reflects a decrease in Marketplace AOV from $635 to $549 driven by the currency translation impact of the strengthening of the US Dollar, as well as a decline in average selling price, which was partially offset by an increase in the number of items per order.

Brand Platform GMV decreased 14.5% year-over-year from $117.2 million in fourth quarter 2021 to $100.2 million in fourth quarter 2022. Excluding the impact of changes in foreign exchange rates, Brand Platform GMV would have decreased 3.4% year-over-year. The decrease on a constant currency basis was driven by a change in the delivery schedule in shipping of the Spring-Summer 2023 collections.

In-Store GMV increased 5.6% year-over-year from $25.8 million in fourth quarter 2021 to $27.3 million in fourth quarter 2022. Excluding the impact of changes in foreign exchange rates, In-Store GMV would have increased 16.8% year-over-year. The increase on a constant currency basis was driven by additional openings of New Guards brands' stores in the last twelve months, as well as like-for-like growth from existing stores.

Revenue (in thousands):

	Three months ended December 31,		Year ended December 31,
	2021	2022	2021	2022
Digital Platform Services third-party revenue	$270,817	$243,127	$845,941	$827,224
Digital Platform Services first-party revenue	160,652	179,121	539,737	592,497
Digital Platform Services Revenue	431,469	422,248	1,385,678	1,419,721
Digital Platform Fulfilment Revenue	94,556	84,153	332,504	321,653
Brand Platform Revenue	117,178	98,241	467,505	477,146
In-Store Revenue	22,448	24,531	70,921	98,160
Revenue	$665,651	$629,173	$2,256,608	$2,316,680

Revenue decreased $36.5 million year-over-year from $665.7 million in fourth quarter 2021 to $629.2 million in fourth quarter 2022, representing year-over-year decline of 5.5%. The decrease was driven by a decrease in Digital Platform Revenue of 3.7% to $506.4 million, a 16.2% decrease in Brand Platform Revenue to $98.2 million, partially offset by 9.3% growth in In-Store Revenue to $24.5 million. Excluding the impact of changes in foreign exchange rates, revenue would have increased 2.2% year-over-year.

Digital Platform Services Revenue decreased 2.1% year-over-year driven by third-party revenue. Digital Platform Services first-party revenue increased 11.5% as compared to the previous year, primarily driven by increased sales of first-party products on the marketplace supported by increased clearance activity. Digital Platform Services third-party revenue decreased year-over-year by 10.2% impacted by the same factors driving GMV, partially offset by growth in advertising revenue. Excluding the impact of changes in foreign exchange rates, Digital Platform Services Revenue would have increased 4.4% year-over-year.

Digital Platform Fulfilment Revenue represents the pass-through to consumers of delivery and duties charges incurred by our global logistics solutions, net of any Farfetch-funded consumer promotions, subsidized shipping and incentives. Digital Platform Fulfilment Revenue decreased 11.0% year-over-year, less than the overall Digital Platform GMV decline of 11.7%, resulting from a slight increase in pass-through of such costs to consumers in fourth quarter 2022.

Brand Platform Revenue decreased 16.2% year-over-year, which was greater than the decline in GMV, due to the reduction of revenue of $1.9 million generated by the net economic loss from the Reebok partnership that commenced in March 2022. Excluding the impact of changes in foreign exchange rates, Brand Platform Revenue would have decreased 5.0% year-over-year.

Cost of Revenue (in thousands):

	Three months ended December 31,		Year ended December 31,
	2021	2022	2021	2022
Digital Platform Services third-party cost of revenue	$88,440	$79,265	$288,286	$253,049
Digital Platform Services first-party cost of revenue	113,144	143,028	367,139	440,083
Digital Platform Services cost of revenue	201,584	222,293	655,425	693,132
Digital Platform Fulfilment cost of revenue	94,556	84,153	332,504	321,653
Brand Platform cost of revenue	47,921	54,817	225,989	242,663
In-Store cost of goods sold	8,210	9,490	26,179	36,057
Cost of revenue	$352,271	$370,753	$1,240,097	$1,293,505

Cost of revenue increased $18.5 million, or 5.2%, year-over-year from $352.3 million in fourth quarter 2021 to $370.8 million, driven by increases in cost of revenue in each segment.

Digital Platform Services cost of revenue increased year-over-year primarily due to an increased mix of first-party revenue, partially offset by a decrease in third-party Digital Platform Services cost of revenue.

Gross profit (in thousands):

	Three months ended December 31,		Year ended December 31,
	2021	2022	2021	2022
Digital Platform third-party gross profit	$182,377	$163,862	$557,655	$574,175
Digital Platform first-party gross profit	47,508	36,093	172,598	152,414
Digital Platform Gross Profit	229,885	199,955	730,253	726,589
Brand Platform Gross Profit	69,257	43,424	241,516	234,483
In-Store Gross Profit	14,238	15,041	44,742	62,103
Gross profit	$313,380	$258,420	$1,016,511	$1,023,175

Gross profit decreased $55.0 million, or 17.5%, year-over-year, to $258.4 million in fourth quarter 2022. Gross Profit Margin decreased 600 bps year-over-year to 41.1%, driven by margin declines across all three segments.

Digital Platform Gross Profit Margin decreased 590 bps to 47.4% in fourth quarter 2022, from 53.3% in fourth quarter 2021, as Digital Platform Services costs of revenue increased at a higher rate than Digital Platform Services revenue. The decrease in Digital Platform Gross Profit Margin was driven by the decline in Digital Platform first-party Gross Profit Margin, as a result of continued stock clearance and provisioning activity on Browns products.

Brand Platform Gross Profit Margin decreased 1,490 bps year-over-year to 44.2%, driven by the recognition of the net economic loss from the Reebok partnership in fourth quarter 2022, the impact of stock clearance activity and non-recurring discounts received from vendors in the prior year.

Selling, general and administrative expenses (in thousands):

	Three months ended December 31,		Year ended December 31,
	2021	2022	2021	2022
Demand generation expense	$89,976	$67,051	$291,821	$272,009
Technology expense	30,746	26,416	131,408	120,024
Share-based payments	49,344	67,095	196,167	244,856
Depreciation and amortization	69,679	85,972	251,198	332,775
General and administrative	156,554	199,551	591,644	729,857
Other items	7,077	14,078	18,730	34,082
Selling, general and administrative expense	$403,376	$460,163	$1,480,968	$1,733,603

Selling, general and administrative expenses increased $56.8 million or 14.1%, year-over-year, from $403.4 million in fourth quarter 2021 to $460.2 million in fourth quarter 2022.

Demand generation expense decreased $22.9 million, or 25.5%, year-over-year to $67.1 million in fourth quarter 2022. As a percentage of Digital Platform Services Revenue, Demand generation expense was 15.9% compared to 20.9% in fourth quarter 2021. This decrease was driven by increased marketing efficiencies and continued redistribution of spend between territories during fourth quarter 2022, such as the strategic decision to pull-back spend from the United States.

Our total investment in technology, which includes technology expense and our investments in longer term development projects which are treated as capital items, remained largely flat at 11.6% of Adjusted Revenue in fourth quarter 2022 and 11.3% in fourth quarter 2021.

Technology expense primarily relates to maintenance and operations of our platform features and services, as well as software, hosting and infrastructure expenses, which include three globally distributed data centers, including one in Shanghai, which support the processing of our growing base of transactions. Technology expense decreased $4.3 million in fourth quarter 2022 year-over-year, or 14.1%. This was driven by an increase in investments into capitalizable longer term development projects, including marketplace initiatives and re-platforming projects, as well as benefits from cost efficiencies in fourth quarter 2022.

Depreciation and amortization expense increased $16.3 million, or 23.4%, year-over-year from $69.7 million in fourth quarter 2021 to $86.0 million in fourth quarter 2022. This was primarily due to the amortization of the $364.1 million intangible asset recognized in relation to the Reebok partnership in March 2022 as well as increased amortization expense driven by increased technology investments, where qualifying technology development costs are capitalized and amortized over their useful lives.

Share-based payments increased $17.8 million, or 36.0% year-over-year in fourth quarter 2022 due to increased equity-settled grants in 2022 and a lower credit from share price movements related to employment-related taxes in fourth quarter 2022 compared to fourth quarter 2021.

General and administrative expense increased $43.0 million, or 27.5%, year-over-year in fourth quarter 2022. Cost savings arising from the streamlining of our cost base, including headcount reductions, were more than offset by an increase in realized foreign exchange losses and hedging losses, the consolidation of businesses acquired over the past year, and marketing initiatives to support New Guards brands. Additionally, in fourth quarter 2021 there was a reversal of accrued variable compensation which did not recur in fourth quarter 2022.

General and administrative expense increased as a percentage of Adjusted Revenue to 36.6% compared to 27.4% in fourth quarter 2021. This increase was primarily driven by slower growth in Adjusted Revenue and the factors mentioned in General and administrative expense above.

Gains/(losses) on items held at fair value and remeasurements (in thousands):

	Three months ended December 31,		Year ended December 31,
	2021	2022	2021	2022
Remeasurement gains on put and call option liabilities	$59,013	$112,890	$384,122	$638,987
Fair value gains on embedded derivative liabilities	157,949	38,030	1,638,837	667,028
Fair value remeasurement of previously held equity interest	-	-	784	-
Fair value remeasurement of equity investment carried at fair value through profit or loss ("FVTPL")	-	(3,782)	-	(7,225)
Loss on disposal of investment carried at FVTPL	-	-	-	(178)
Gains on items held at fair value and remeasurements	$216,962	$147,138	$2,023,743	$1,298,612

The $112.9 million of remeasurement gains on put and call option liabilities in fourth quarter 2022 are related to a $51.7 million gain on the remeasurement of the put and call option over the 40% of Palm Angels' share capital not owned by New Guards, a $39.0 million gain on the remeasurement of the put and call option resulting from the November 2020 strategic agreement with Alibaba Group Holding Limited (“Alibaba Group”) and Compagnie Financiere Richemont SA (“Richemont”), a $18.5 million remeasurement gain in connection with Chalhoub Group’s put option over their non-controlling interest in Farfetch International Limited, and a $3.8 million gain on the remeasurement of the put option over Alanui S.r.l.

The $59.0 million remeasurement gains on put and call option liabilities in fourth quarter 2021 were related to a $61.1 million gain on the put and call option resulting from the November 2020 strategic agreement with Alibaba Group and Richemont, a $7.2 million remeasurement gain in connection with the Chalhoub Group’s put option over the non-controlling interest in Farfetch International Limited, and a $0.7 million gain on the put and call option over the non-controlling interest in Alanui S.r.l., partially offset by a $10.0 million loss on the put and call over the 40% share capital in Palm Angels not owned by New Guards.

The $38.0 million of fair value gains on embedded derivative liabilities in fourth quarter 2022 were primarily driven by the decrease in our share price during the period. The fair value gains on embedded derivative liabilities in fourth quarter 2022 were comprised of the following revaluation gains on our convertible senior notes: (i) $6.3 million fair value gains related to $250 million 5.00% notes due in 2025 (the “February 2020 Notes”); (ii) $20.3 million fair value gains related to $400 million 3.75% notes due in 2027 (the “April 2020 Notes”); and, (iii) $11.4 million fair value gains related to $600 million 0.00% notes due in 2030 (the “November 2020 Notes”). These notes have provided strong liquidity to fund ongoing capital needs and invest in various growth initiatives.

The $157.9 million fair value gains on embedded derivative liabilities in fourth quarter 2021 were primarily driven by the decrease in our share price during the period. The fair value gains on embedded derivative liabilities in fourth quarter 2021 were comprised of $22.4 million fair value gains related to the February 2020 Notes, $92.1 million fair value gains related to the April 2020 Notes and $43.4 million fair value gains related to the November 2020 Notes.

Impairment losses on tangible and intangible assets (in thousands)

	Three months ended December 31,		Year ended December 31,
	2021	2022	2021	2022
Impairment losses on tangible assets	$—	$(4,639)	$—	$(19,945)
Impairment losses on intangible assets	(11,779)	(93,806)	(11,779)	(116,787)
Impairment losses on tangible and intangible assets	$(11,779)	$(98,445)	$(11,779)	$(136,732)

Impairment losses of $98.4 million in fourth quarter 2022 primarily comprise $93.8 million relating to intangible assets, including goodwill, and $4.6 million relating to tangible assets allocated to smaller cash generating units ("CGUs") within the Company. The impairment resulted from our annual impairment assessment, primarily reflecting the macroeconomic environment. No impairments were noted on significant CGUs in fourth quarter 2022.

Profit/(Loss) After Tax

Profit/(loss) after tax decreased $273.6 million year-over-year from a $96.9 million profit in fourth quarter 2021 to a $176.7 million loss in fourth quarter 2022, primarily driven by a decrease in gross profit of $55.0 million, an increase in selling, general and administrative expenses of $56.8 million, a decrease in gains on items held at fair value and remeasurements of $69.8 million and $98.4 million of impairment losses.

EPS and Diluted EPS

Fourth quarter 2022 basic EPS was $(0.44) and diluted EPS was $(0.66). Diluted EPS assumes that the Chalhoub liability, the Palm Angels liability and Farfetch China Holdings Ltd ("Farfetch China") liability held on the statement of financial position at December 31, 2022 would have been settled in shares at the beginning of fourth quarter 2022. As such, diluted EPS excludes the gains on items held at fair value and remeasurements related to the Chalhoub liability, Palm Angels liability, Farfetch China liability, net of any applicable tax.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA declined by $70.7 million to a loss of $34.6 million and Adjusted EBITDA Margin declined from 6.3% to (6.3%) in fourth quarter 2022, primarily due to growth in general and administrative expenses and a decline in Adjusted Revenue.

Liquidity

Liquidity as of December 31, 2022 was comprised of cash and cash equivalents of $734.2 million. The decrease in cash and cash equivalents of $628.9 million for the twelve months ended December 31, 2022, from $1,363.1 million at December 31, 2021, was primarily driven by a net cash outflow from operating activities of $536.6 million primarily as a result of funding working capital; the strategic minority common equity investment of $200.0 million in the Neiman Marcus Group in May 2022, and cash payments for business combinations and intangible assets of $222.5 million, partially offset by a $369.1 million increase in cash from the net proceeds of the $400.0 million Term Loan.

Foreign Exchange Rate Fluctuations

"Constant currency" means translating current period financial data at the prior year average exchange rates applicable to the local currency in which the transactions are denominated.

	Three months ended December 31,			Three months ended December 31,
	2021	2022	%	2022 at constant currency	%
GMV	$1,289,145	$1,139,929	(11.6%)	$1,221,177	(5.3%)
Digital Platform GMV	1,146,153	1,012,500	(11.7%)	1,077,840	(6.0%)
Brand Platform GMV	117,178	100,159	(14.5%)	113,194	(3.4%)
In-store GMV	25,814	27,270	5.6%	30,144	16.8%
Revenue	665,651	629,173	(5.5%)	680,420	2.2%
Digital Platform Services Revenue	431,469	422,248	(2.1%)	450,480	4.4%
Brand Platform Revenue	117,178	98,241	(16.2%)	111,361	(5.0%)

	Year ended December 31,			Year ended December 31,
	2021	2022	%	2022 at constant currency	%
GMV	4,229,874	4,058,501	(4.1%)	4,316,716	2.1%
Revenue	2,256,608	2,316,680	2.7%	2,525,162	11.9%

Our financial information is presented in U.S. dollars, which differs from the underlying functional currencies of certain of our subsidiaries (including New Guards whose functional currency is the euro), exposing us to foreign exchange translation risk on consolidation. This risk is currently not hedged and therefore our results of operations have in the past, and will in the future, fluctuate due to movements in exchange rates when currencies are translated into U.S. dollars.

At a subsidiary level we are also exposed to transactional foreign exchange risk because we earn revenues and incur expenses in a number of different foreign currencies relative to the relevant subsidiary’s functional currency, mainly the pound sterling and the euro. Movements in exchange rates therefore impact our subsidiaries and thus, our consolidated results and cash flows. We hedge a portion of our core transactional exposures using forward foreign exchange contracts and foreign exchange option contracts; however, we are exposed to fluctuations in exchange rates on the unhedged portion of the exposures.

Outlook

Uncertainties resulting from the impact of the COVID-19 pandemic particularly in the China region, suspension of trade in Russia, macroeconomic factors and geopolitical turmoil could have material impacts on our future performance and projections. Several factors that could potentially impact our future performance include, among others:

•
disruptions to our operations, fulfilment network, and shipments;
•
fluctuations in foreign exchange rates;
•
weakened consumer sentiment and discretionary income arising from macro-economic conditions;
•
increased costs to support our operations;
•
slowing e-commerce consumer activity as vaccinations gain acceptance and populations resume to pre-pandemic activities and lifestyles; and
•
reduced demand for our offerings and services.

The following reflects Farfetch’s expectations for Full Year 2023 as of February 23, 2022:

•
Group GMV of approximately $4.9 billion
•
Digital Platform GMV of approximately $4.2 billion
•
Brand Platform GMV of approximately $0.6 billion
•
Adjusted EBITDA margin of 1% to 3%

Conference Call Information

Farfetch Limited will host a conference call today, February 23, 2023, at 4:30 p.m. Eastern Time to discuss the Company’s financial results as well as expectations about Farfetch’s business. Listeners may access the live conference call and accompanying slides via live webcast at http://farfetchinvestors.com, where listeners can also access Farfetch’s earnings press release. Following the call, a replay of the webcast and slide presentation will be available at the same website for at least 30 days.

Unaudited condensed consolidated statement of operations
For the three months and year ended December 31
(in $ thousands, except share and per share data)
	Three months ended December 31,		Year ended December 31,
	2021	2022	2021	2022
Revenue	665,651	629,173	2,256,608	2,316,680

Cost of revenue	(352,271)	(370,753)	(1,240,097)	(1,293,505)
Gross profit	313,380	258,420	1,016,511	1,023,175

Selling, general and administrative expenses	(403,376)	(460,163)	(1,480,968)	(1,733,603)
Impairment losses on tangible assets	-	(4,639)	-	(19,945)
Impairment losses on intangible assets	(11,779)	(93,806)	(11,779)	(116,787)
Operating loss	(101,775)	(300,188)	(476,236)	(847,160)

Gains on items held at fair value and remeasurements	216,962	147,138	2,023,743	1,298,612
Share of results of associates	(20)	19	(52)	68
Finance income	863	31,327	12,599	38,369
Finance costs	(17,419)	(54,445)	(86,441)	(148,557)
Profit/(loss) before tax	98,611	(176,149)	1,473,613	341,332

Income tax (expense)/benefit	(1,721)	(516)	(3,002)	3,523
Profit/(loss) after tax	96,890	(176,665)	1,470,611	344,855

Profit/(loss) after tax attributable to:
Equity holders of the parent	101,431	(171,336)	1,466,487	359,287
Non-controlling interests	(4,541)	(5,329)	4,124	(14,432)
	96,890	(176,665)	1,470,611	344,855

Earnings/(loss) per share attributable to equity holders of the parent
Basic	0.27	(0.44)	4.02	0.93
Diluted	(0.23)	(0.66)	(1.07)	(1.85)

Weighted-average shares outstanding
Basic	378,260,245	390,772,558	364,696,712	384,986,092
Diluted	472,844,249	423,128,903	472,357,995	465,689,374

Unaudited condensed consolidated statement of comprehensive income/(loss)
For the three months and year ended December 31
(in $ thousands)
	Three months ended December 31,		Year ended December 31,
	2021	2022	2021	2022
Profit/(loss) after tax	96,890	(176,665)	1,470,611	344,855
Other comprehensive (loss)/income:
Items that may be subsequently reclassified to the consolidated statement of operations (net of tax):
Exchange (loss)/gain on translation of foreign operations	(4,483)	25,169	(20,017)	(12,194)
Gain/(loss) on cash flow hedges recognized in equity	2,804	26,704	(12,825)	(60,463)
Loss/(gain) on cash flow hedges reclassified and reported in net profit	1,296	24,952	(11,951)	74,975
Hedge discontinuation loss/(gains) transferred to statement of operations	-	164	-	(23,223)
Loss on cash flow hedges recognized in equity - time value	(1)	-	(2,552)	-
Items that will not be subsequently reclassified to the consolidated statement of operations (net of tax):
Remeasurement loss on severance plan	(77)	(168)	(77)	(168)
Other comprehensive (loss)/income for the period, net of tax	(461)	76,821	(47,422)	(21,073)
Total comprehensive income/(loss) for the period, net of tax	96,429	(99,844)	1,423,189	323,782

Total comprehensive income/(loss) attributable to:
Equity holders of the parent	103,001	(94,583)	1,421,809	338,395
Non-controlling interests	(6,572)	(5,261)	1,380	(14,613)
	96,429	(99,844)	1,423,189	323,782

Unaudited condensed consolidated statement of financial position
(in $ thousands)
	December 31, 2021	December 31, 2022
Non-current assets
Other receivables	31,225	21,204
Deferred tax assets	13,334	19,566
Intangible assets	1,359,657	1,547,830
Property, plant and equipment	97,063	91,141
Right-of-use assets	195,549	187,640
Investments	17,937	218,977
Investments in associates	69	138
Total non-current assets	1,714,834	2,086,496

Current assets
Inventories	255,664	345,969
Trade and other receivables	374,706	492,565
Current tax assets	10,201	16,193
Short term investments	99,971	-
Derivative financial assets	8,010	472
Cash and cash equivalents	1,363,128	734,221
Total current assets	2,111,680	1,589,420
Total assets	3,826,514	3,675,916

Liabilities and equity
Non-current liabilities
Provisions	60,545	12,166
Deferred tax liabilities	156,025	127,348
Lease liabilities	180,915	178,247
Employee benefit obligations	12,948	2,930
Derivative financial liabilities	872,428	206,564
Borrowings	515,804	892,700
Put and call option liabilities	836,609	169,218
Other financial liabilities	13,367	298,244
Total non-current liabilities	2,648,641	1,887,417

Current liabilities
Trade and other payables	806,406	740,848
Provisions	14,585	12,053
Current tax liability	5,189	6,075
Lease liabilities	33,594	36,996
Employee benefit obligations	8,296	2,403
Derivative financial liabilities	21,118	22,041
Put and call option liabilities	8,321	26,029
Other financial liabilities	9,748	36,433
Total current liabilities	907,257	882,878
Total liabilities	3,555,898	2,770,295

Equity
Equity attributable to owners of the parent	88,608	748,214
Non-controlling interests	182,008	157,407
Total equity	270,616	905,621
Total equity and liabilities	3,826,514	3,675,916

Unaudited condensed consolidated statement of cash flows
for the year ended December 31
(in $ thousands)
	2021	2022
Cash flows from operating activities
Operating loss	(476,236)	(847,160)
Adjustments to reconcile operating loss to net cash outflow from operating activities:
Depreciation	49,564	54,689
Amortization	201,634	278,086
Non-cash employee benefits expense	219,932	290,331
Impairment losses on tangible assets	-	19,945
Impairment losses on intangible assets	11,779	116,787
Impairment of investments	134	99
Change in working capital
Increase in receivables	(164,656)	(105,977)
Increase in inventories	(104,838)	(85,610)
Increase/(decrease) in payables	115,025	(73,582)
Change in other assets and liabilities
Decrease in non-current receivables	13,551	10,500
Decrease in other liabilities	(44,227)	(52,890)
Decrease in provisions	(68,128)	(50,707)
Increase/(decrease) in derivative financial instruments	5,663	(53,741)
Income taxes paid	(41,351)	(37,368)
Net cash outflow from operating activities	(282,154)	(536,598)

Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired	(27,295)	(73,860)
Payments for property, plant and equipment	(28,854)	(22,191)
Payments for intangible assets	(167,707)	(148,679)
Payments for investments	(9,794)	(210,003)
Increase in short-term investments	(100,000)	-
Decrease in short-term investments	-	100,019
Interest received	2,994	8,917
Proceeds on disposal of investment	-	1,461
Net cash outflow from investing activities	(330,656)	(344,336)

Cash flows from financing activities
Repayment of the principal elements of lease payments	(26,251)	(33,938)
Interest paid and fees paid on loans	(32,791)	(26,699)
Transaction costs paid relating to capital contribution from non-controlling interest	(25,000)	-
Dividends paid to holders of non-controlling interests	(23,016)	(17,129)
Acquisition of non-controlling interests	(18,514)	-
Settlement of equity-based awards	(6,119)	(4,409)
Proceeds from borrowings, net of issue costs	-	369,113
Payment for the repurchase of convertible loan notes	-	(32,500)
Proceeds from exercise of employee share-based awards	36,833	2,546
Capital contribution from non-controlling interest	500,000	-
Net cash inflow from financing activities	405,142	256,984

Net decrease in cash and cash equivalents	(207,668)	(623,950)
Cash and cash equivalents at the beginning of the period	1,573,421	1,363,128
Effects of exchange rate changes on cash and cash equivalents	(2,625)	(4,957)
Cash and cash equivalents at end of period	1,363,128	734,221

Unaudited condensed consolidated statement of changes in (deficit)/equity
(in $ thousands)
	Share capital	Share premium	Merger reserve	Foreign exchange reserve	Other reserves	Accumulated losses	(Deficit)/equity attributable to owners of the parent	Non- controlling interests	Total (deficit)/equity
Balance at January 1, 2021	14,168	927,931	783,529	(7,271)	467,565	(4,013,120)	(1,827,198)	168,556	(1,658,642)
Changes in equity/(deficit)
Profit after tax for the period	-	-	-	-	-	1,466,487	1,466,487	4,124	1,470,611
Other comprehensive (loss)	-	-	-	(17,273)	(27,405)	-	(44,678)	(2,744)	(47,422)
Total comprehensive (loss)/income for the period, net of tax	-	-	-	(17,273)	(27,405)	1,466,487	1,421,809	1,380	1,423,189
Loss on cashflow hedge transferred to inventory	-	-	-	-	2,066	-	2,066	-	2,066
Issue of share capital, net of transaction costs	333	-	-	-	-	-	333	-	333
Early conversion of convertible loan notes	653	630,976	-	-	-	-	631,629	-	631,629
Share-based payment – equity settled	-	-	-	-	61,282	159,831	221,113	-	221,113
Share-based payment – reverse vesting shares	51	54,626	-	-	(24,486)	-	30,191	-	30,191
Acquisition of non-controlling interest	-	-	-	-	(11,613)	-	(11,613)	(6,901)	(18,514)
Dividends to non-controlling interests	-	-	-	-	-	-	-	(23,016)	(23,016)
Non-controlling interest arising on purchase of asset	20	23,767	-	-	-	-	23,787	50,453	74,240
Shares issued on purchase of subsidiary	6	4,374	-	-	-	-	4,380	-	4,380
Step acquisition	-	-	-	-	-	-	-	2,434	2,434
Non-controlling interest put option	-	-	-	-	(150,070)	-	(150,070)	-	(150,070)
Farfetch China Holdings Ltd put call option	-	-	-	-	(744,163)	-	(744,163)	-	(744,163)
Capital contribution from non-controlling interests	-	-	-	-	488,863	-	488,863	(13,875)	474,988
Other	-	-	-	-	(2,519)	-	(2,519)	2,977	458
Balance at December 31, 2021	15,231	1,641,674	783,529	(24,544)	59,520	(2,386,802)	88,608	182,008	270,616

Balance at January 1, 2022	15,231	1,641,674	783,529	(24,544)	59,520	(2,386,802)	88,608	182,008	270,616
Changes in equity
Profit after tax for the period	-	-	-	-	-	359,287	359,287	(14,432)	344,855
Other comprehensive loss	-	-	-	(12,013)	(8,879)	-	(20,892)	(181)	(21,073)
Total comprehensive (loss)/income for the period, net of tax	-	-	-	(12,013)	(8,879)	359,287	338,395	(14,613)	323,782
Gain on cashflow hedge transferred to inventory	-	-	-	-	(844)	-	(844)	-	(844)
Issue of share capital, net of transaction costs	364	4,135	-	-	-	-	4,499	-	4,499
Share-based payment – equity settled	-	-	-	-	88,375	158,389	246,764	-	246,764
Share-based payment – reverse vesting shares	14	5,872	-	-	34,620	-	40,506	-	40,506
Dividends to non-controlling interests	-	-	-	-	-	-	-	(17,764)	(17,764)
Non-controlling interest arising on purchase of asset	-	-	-	-	-	-	-	5,493	5,493
Repayment of convertible loan note	184	34,128	-	-	-	-	34,312	-	34,312
Other	-	-	-	-	37	(4,063)	(4,026)	2,283	(1,743)
Balance at December 31, 2022	15,793	1,685,809	783,529	(36,557)	172,829	(1,873,189)	748,214	157,407	905,621

Forward-Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expectations in relation to the suspension of trade in Russia, the impact of regional COVID-19 restrictions on orders in mainland China, actions we are taking to streamline our cost base, Palm Angels' partnership with Haas F1, future financial or operating performance, planned activities and objectives, anticipated growth resulting therefrom, strategic initiatives and partnerships, our growth and expected performance for the fiscal year ending December 31, 2023, statements regarding our profitability, as well as statements that include the words “expect,” “intend,” “plan,” “aim,” “enable,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “might,” “target,” “seek” or the negative of these terms and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: macroeconomic factors, natural disasters, pandemics or other unexpected events that may adversely affect our business; our ability to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis; the impact of fluctuations in foreign exchange rates; the effect of the COVID-19 pandemic on our business and results of operations; our global operations involve additional risks, such as exposure to local economic or political instability, for example, in connection with the war between Russia and Ukraine; purchasers of luxury products may not choose to shop online in sufficient numbers; the volatility and difficulty in predicting the luxury fashion industry; our reliance on a limited number of luxury sellers for the supply of products on our Marketplace; our reliance on luxury sellers to anticipate, identify and respond quickly to new and changing fashion trends, consumer preferences and other factors; our reliance on retailers and brands to make products available to our consumers on our Marketplace and to set their own prices for such products; our reliance on third-party warehouse partners; delays and disruptions with suppliers and distribution partners; New Guards’ dependence on its production, inventory management and fulfilment processes and systems; the operation of retail stores subjects us to numerous risks, some of which are beyond our control; our ability to acquire or retain consumers and to promote and sustain the Farfetch brand; our reliance on highly complex software, which may contain undetected errors; our ability or the ability of third-parties to protect our sites, networks and systems against security breaches, or otherwise to protect our confidential information; our reliance on information technologies and our ability to adapt to technological developments; our reliance on third-party providers to host certain websites and applications; our ability to successfully utilize our data; our ability to manage our growth effectively; the increasing impact of and focus on environmental, social and governance matters could increase our costs, harm our reputation and adversely affect our financial results; José Neves, our Chief Executive Officer, has considerable influence over important corporate matters due to his ownership of us, and our dual-class voting structure will limit your ability to influence corporate matters, including a change of control; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2021, as such factors may be updated from time to time in our other filings with the SEC, including, without limitation, our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, to be filed with the SEC, accessible on the SEC’s website at www.sec.gov and on our website at http://farfetchinvestors.com. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

NOTES AND DISCLOSURES

Non-IFRS and Other Financial and Operating Metrics

This release includes certain financial measures not based on International Financial Reporting Standards ("IFRS"), including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EPS, Adjusted Revenue, Digital Platform Order Contribution, Digital Platform Order Contribution Margin and constant currency information (together, the “Non-IFRS Measures”), as well as operating metrics, including GMV, Digital Platform GMV, Brand Platform GMV, In-Store GMV, Active Consumers and Average Order Value. See the “Definitions” section below for a further explanation of these terms.

Management uses the Non-IFRS Measures:

•
as measurements of operating performance because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations;
•
for planning purposes, including the preparation of our internal annual operating budget and financial projections;
•
to evaluate the performance and effectiveness of our strategic initiatives; and
•
to evaluate our capacity to fund capital expenditures and expand our business.

The Non-IFRS Measures may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate these measures in the same manner. We present the Non-IFRS Measures because we consider them to be important supplemental measures of our performance, and we believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies. Management believes that investors’ understanding of our performance is enhanced by including the Non-IFRS Measures as a reasonable basis for comparing our ongoing results of operations. Many investors are interested in understanding the performance of our business by comparing our results from ongoing operations period over period and would ordinarily add back non-cash expenses such as depreciation, amortization and items that are not part of normal day-to-day operations of our business. By providing the Non-IFRS Measures, together with reconciliations to IFRS, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Items excluded from the Non-IFRS Measures are significant components in understanding and assessing financial performance. The Non-IFRS Measures have limitations as analytical tools and should not be considered in isolation, or as an alternative to, or a substitute for loss after tax, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. Some of the limitations are:

•
such measures do not reflect revenue related to fulfilment, which is necessary to the operation of our business;
•
such measures do not reflect our expenditures, or future requirements for capital expenditures or contractual commitments;
•
such measures do not reflect changes in our working capital needs;
•
such measures do not reflect our share-based payments, income tax benefit/(expense) or the amounts necessary to pay our taxes;
•
although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and
•
other companies may calculate such measures differently than we do, limiting their usefulness as comparative measures.

Due to these limitations, Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted Revenue should not be considered as measures of discretionary cash available to us to invest in the growth of our business and are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. In addition, the Non-IFRS Measures we use may differ from the non-IFRS financial measures used by other companies and are not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. Furthermore, not all companies or analysts may calculate similarly titled measures in the same manner. We compensate for these limitations by relying primarily on our IFRS results and using the Non-IFRS Measures only as supplemental measures.

Digital Platform Order Contribution and Digital Platform Order Contribution Margin are not measurements of our financial performance under IFRS and do not purport to be alternatives to gross profit or loss after tax derived in accordance with IFRS. We believe that Digital Platform Order Contribution and Digital Platform Order Contribution Margin are useful measures in evaluating our operating performance within our industry because they permit the evaluation of our digital platform productivity, efficiency and performance. We also believe that Digital Platform Order Contribution and Digital Platform Order Contribution Margin are useful measures in evaluating our operating performance because they take into account demand generation expense and are used by management to analyze the operating performance of our digital platform for the periods presented.

Constant currency information should be viewed in addition to, and not in lieu of or as superior to, the Company’s operating performance calculated in accordance with IFRS.

Farfetch reports under International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). Farfetch provides earnings guidance on a non-IFRS basis and does not provide earnings guidance on an IFRS basis. A reconciliation of the Company’s Adjusted EBITDA guidance to the most directly comparable IFRS financial measure cannot be provided without unreasonable efforts and is not provided herein because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including adjustments that are made for future changes in the fair value of cash-settled share-based payment liabilities; foreign exchange gains/(losses) and the other adjustments reflected in our reconciliation of historical non-IFRS financial measures, the amounts of which, could be material.

Reconciliations of the historical non-IFRS measures presented in this press release to their most directly comparable IFRS measures are included in the accompanying tables.

The following table reconciles Adjusted EBITDA and Adjusted EBITDA Margin to the most directly comparable IFRS financial performance measures, which are profit/(loss) after tax and profit/(loss) after tax margin, respectively:

(in $ thousands, except as otherwise noted)

	Three months ended December 31,		Year ended December 31,
	2021	2022	2021	2022

Profit/(loss) after tax	$96,890	$(176,665)	$1,470,611	$344,855
Net finance expense	16,555	23,118	73,842	110,188
Income tax expense/(benefit)	1,721	516	3,002	(3,523)
Depreciation and amortization	69,679	85,972	251,198	332,775
Share-based payments (1)	49,344	67,095	196,167	244,856
Gains on items held at fair value and remeasurements (2)	(216,962)	(147,138)	(2,023,743)	(1,298,612)
Other items (3)	7,077	14,078	18,730	34,082
Impairment losses on tangible assets	-	4,639	-	19,945
Impairment losses on intangible assets	11,779	93,806	11,779	116,787
Share of results of associates	20	(19)	52	(68)
Adjusted EBITDA	$36,103	$(34,598)	$1,638	$(98,715)
Revenue	$665,651	$629,173	$2,256,608	$2,316,680
Profit/(loss) after tax margin	14.6%	(28.1%)	65.2%	14.9%
Adjusted Revenue	$571,095	$545,020	$1,924,104	$1,995,027
Adjusted EBITDA Margin	6.3%	(6.3%)	0.1%	(4.9%)

1. Represents share-based payment expense.

2. Represents (gains)/losses on items held at fair value and remeasurements. See “gains/(losses) on items held at fair value and remeasurements” on page 25 for a breakdown of these items.

3. Represents other items, which are outside the normal scope of our ordinary activities. See “other items” on page 25 for a breakdown of these expenses. “Other items” is included within selling, general and administrative expenses.

The following table reconciles Adjusted Revenue to the most directly comparable IFRS financial performance measure, which is Revenue:

(in $ thousands, except as otherwise noted)

	Three months ended December 31,		Year ended December 31,
	2021	2022	2021	2022

Revenue	$665,651	$629,173	$2,256,608	$2,316,680
Less: Digital Platform Fulfilment Revenue	(94,556)	(84,153)	(332,504)	(321,653)
Adjusted Revenue	$571,095	$545,020	$1,924,104	$1,995,027

The following tables reconcile Revenue at constant currency to the most directly comparable IFRS performance measure, which is Revenue:

(in $ thousands, except as otherwise noted)
	Three months ended December 31, 2022
	Digital Platform Services	Digital Platform Fulfilment Revenue	Brand Platform	In-Store	Total

Revenue	$422,248	84,153	$98,241	$24,531	$629,173
Foreign exchange impact	28,232	7,023	13,120	2,873	51,247
Revenue at constant currency	$450,480	$91,176	$111,361	$27,404	$680,420

Revenue growth	(2.1%)	(11.0%)	(16.2%)	9.3%	(5.5%)
Foreign exchange impact on revenue growth	6.5%	7.4%	11.2%	12.8%	7.7%
Revenue growth at constant currency	4.4%	(3.6%)	(5.0%)	22.1%	2.2%

(in $ thousands, except as otherwise noted)
Year ended December 31, 2022
Total

Revenue	$2,316,680
Foreign exchange impact	208,482
Revenue at constant currency	$2,525,162

Revenue growth	2.7%
Foreign exchange impact on revenue growth	9.2%
Revenue growth at constant currency	11.9%

The following table reconciles Digital Platform Order Contribution and Digital Platform Order Contribution Margin to the most directly comparable IFRS financial performance measures, which are Digital Platform Gross Profit and Digital Platform Gross Profit Margin, respectively:

(in $ thousands, except as otherwise noted)

	Three months ended December 31,		Year ended December 31,
	2021	2022	2021	2022

Digital Platform Gross Profit	$229,885	$199,955	$730,253	$726,589
Less: Demand generation expense	(89,976)	(67,051)	(291,821)	(272,009)
Digital Platform Order Contribution	$139,909	$132,904	$438,432	$454,580
Digital Platform Services Revenue	$431,469	$422,248	$1,385,678	$1,419,721
Digital Platform Gross Profit Margin	53.3%	47.4%	52.7%	51.2%
Digital Platform Order Contribution Margin	32.4%	31.5%	31.6%	32.0%

The following table reconciles Adjusted EPS to the most directly comparable IFRS financial performance measure, which is Earnings per share:

(per share amounts)

	Three months ended December 31,		Year ended December 31,
	2021	2022	2021	2022

Earnings/(loss) per share	$0.27	$(0.44)	$4.02	$0.93
Share-based payments (1)	0.13	0.17	0.54	0.64
Amortization of acquired intangible assets	0.09	0.11	0.36	0.44
Gains on items held at fair value and remeasurements (2)	(0.57)	(0.38)	(5.55)	(3.37)
Other items (3)	0.02	0.04	0.05	0.09
Impairment losses on tangible assets	-	0.01	-	0.05
Impairment losses on intangible assets	0.03	0.24	0.03	0.30
Share of results of associates	(0.00)	0.00	(0.00)	0.00
Adjusted loss per share	$(0.03)	$(0.25)	$(0.55)	$(0.92)

1. Represents share-based payment expense on a per share basis.

2. Represents (gains)/losses on items held at fair value and remeasurements on a per share basis. See “gains/(losses) on items held at fair value and remeasurements” on page 25 for a breakdown of these items.

3. Represents other items on a per share basis, which are outside the normal scope of our ordinary activities. See “other items” on page 25 for a breakdown of these expenses. “Other items” is included within selling, general and administrative expenses.

The following table represents gains/(losses) on items held at fair value and remeasurements:

(in $ thousands, except as otherwise noted)

	Three months ended December 31,		Year ended December 31,
	2021	2022	2021	2022
Fair value remeasurements:
$250 million 5.00% Notes due 2025 embedded derivative	$22,414	$6,275	$484,529	$90,682
$400 million 3.75% Notes due 2027 embedded derivative	92,146	20,312	724,690	482,505
$600 million 0.00% Notes due 2030 embedded derivative	43,389	11,444	429,618	93,841
FV remeasurement of previously held equity interest	-	-	784	-
FV remeasurement of minority investments	-	(3,783)		(7,225)
Loss on disposal of investment carried at FVTPL	-	-	-	(178)

Present value remeasurements:
Chalhoub put option	7,240	18,456	156,072	174,582
Palm Angels put call option and earn-out	(10,037)	51,655	(14,190)	42,409
Alibaba and Richemont put option	61,120	38,994	246,105	426,140
Alanui put option	690	3,785	(3,865)	(4,144)
Gains on items held at fair value and remeasurements	$216,962	$147,138	$2,023,743	$1,298,612

Farfetch share price (end of day)	$33.43	$4.73	$33.43	$4.73

The following table represents other items:

(in $ thousands, except as otherwise noted)

	Three months ended December 31,		Year ended December 31,
	2021	2022	2021	2022

Transaction-related legal and advisory expenses	$(7,043)	$(10,489)	$(18,596)	$(29,171)
Loss on impairment of investments carried at fair value	(34)	-	(134)	(65)
Restructuring	-	(3,589)	-	(4,846)
Other items	$(7,077)	$(14,078)	$(18,730)	$(34,082)

Definitions

We define our non-IFRS and other financial and operating metrics as follows:

“Active Consumers” means active consumers on our directly owned and operated sites and related apps or on third-party websites or platforms on which we operate. A consumer is deemed to be active if they made a purchase within the last twelve-month period, irrespective of cancellations or returns. Active Consumers includes the Farfetch Marketplace, BrownsFashion.com, Stadium Goods, and the New Guards owned sites operated by Farfetch Platform Solutions plus third-party websites or platforms on which we operate, including Amazon.com and Tmall Luxury Pavilion. Due to limitations in the data we are provided by certain third-party websites or platforms on which we operate, a limited number of consumers who transact on such websites or platforms and on our directly owned and operated sites and related apps, may be duplicated in the number of Active Consumers we report. The number of Active Consumers is an indicator of our ability to attract and retain our consumer base to our platform and of our ability to convert platform visits into sale orders.

“Adjusted EBITDA” means profit/(loss) after taxes before net finance expense/(income), income tax expense/(benefit) and depreciation and amortization, further adjusted for share-based compensation expense, share of results of associates and items outside the normal scope of our ordinary activities (including other items within selling, general and administrative expenses, losses/(gains) on items held at fair value and remeasurements through profit and loss, impairment losses on tangible assets and impairment losses on intangible assets). Adjusted EBITDA provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EBITDA may not be comparable to other similarly titled metrics of other companies.

“Adjusted EBITDA Margin” means Adjusted EBITDA calculated as a percentage of Adjusted Revenue.

“Adjusted EPS” means earnings per share further adjusted for share-based payments, amortization of acquired intangible assets, items outside the normal scope of our ordinary activities (including other items, within selling, general and administrative expenses, losses/(gains) on items held at fair value and remeasurements through profit and loss, impairment losses on tangible assets, and impairment losses on intangible assets) and the related tax effects of these adjustments. Adjusted EPS provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EPS may not be comparable to other similarly titled metrics of other companies.

“Adjusted Revenue” means revenue less Digital Platform Fulfilment Revenue.

“Average Order Value” (“AOV”) means the average value of all orders excluding value added taxes placed on either the Farfetch Marketplace or the Stadium Goods Marketplace, as indicated.

“Brand Platform Gross Profit” means Brand Platform Revenue less the direct cost of goods sold relating to Brand Platform Revenue.

“Brand Platform GMV” and “Brand Platform Revenue” mean revenue relating to the New Guards operations less revenue from New Guards’: (i) owned e-commerce websites, (ii) direct to consumer channel via our Marketplaces and (iii) directly operated stores. Revenue realized from Brand Platform is generally equal to GMV as such sales are not commission based. However, revenue relating to royalties, commission and other fees arising on commercial arrangements may be recognized within Brand Platform Revenue and not Brand Platform GMV.

"Constant currency" means translating current period financial data at the prior year average exchange rates applicable to the local currency in which the transactions are denominated.

“Digital Platform Fulfilment Revenue” means revenue from shipping and customs clearing services that we provide to our digital consumers, net of centrally Farfetch-funded consumer promotional incentives, such as free shipping and promotional codes.

“Digital Platform GMV” means GMV excluding In-Store GMV and Brand Platform GMV.

“Digital Platform Gross Profit” means gross profit excluding In-Store Gross Profit and Brand Platform Gross Profit.

"Digital Platform Gross Profit Margin” means Digital Platform Gross Profit calculated as a percentage of Digital Platform Services Revenue. We provide fulfilment services to Marketplace consumers and receive revenue from the provision of these services, which is primarily a pass-through cost with no economic benefit to us. Therefore, we calculate our Digital Platform Gross Profit Margin, including Digital Platform third-party and first-party gross profit margin, excluding Digital Platform Fulfilment Revenue.

“Digital Platform Order Contribution” means Digital Platform Gross Profit after deducting demand generation expense, which includes fees that we pay for our various marketing channels. Digital Platform Order Contribution provides an indicator of our ability to extract digital consumer value from our demand generation expense, including the costs of retaining existing consumers and our ability to acquire new consumers.

“Digital Platform Order Contribution Margin” means Digital Platform Order Contribution calculated as a percentage of Digital Platform Services Revenue.

“Digital Platform Revenue” means the sum of Digital Platform Services Revenue and Digital Platform Fulfilment Revenue.

“Digital Platform Services Revenue” means Revenue less Digital Platform Fulfilment Revenue, In-Store Revenue and Brand Platform Revenue. Digital Platform Services Revenue is driven by our Digital Platform GMV, including commissions from third-party sales and revenue from first-party sales.

“Digital Platform Services third-party revenues” represent commissions and other income generated from the provision of services to sellers in their transactions with consumers conducted on our technology platforms, as well as fees for services provided to brands and retailers.

“Digital Platform Services first-party revenues” represents sales of owned-product, including first-party original through our digital platform. The revenue realized from first-party sales is equal to the GMV of such sales because we act as principal in these transactions and, therefore, related sales are not commission based. Digital Platform Services first-party revenues represent sales net of promotional incentives, such as free shipping and promotional codes, where these incentives are not designated as Farfetch-funded.

“Digital Platform Services third-party cost of revenues” and “Digital Platform Services first-party cost of revenues" include packaging costs, credit card fees, and incremental shipping costs provided in relation to the provision of these services. Digital Platform Services first-party cost of revenues also includes the cost of goods sold of the owned products.

“First-Party Original” refers to brands developed by New Guards and sold direct to consumers on the digital platform.

“Gross Merchandise Value” (“GMV”) means the total dollar value of orders processed. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes and cancellations. First-party GMV is also net of promotions. GMV does not represent revenue earned by us, although GMV and revenue are correlated.

“In-Store Gross Profit” means In-Store Revenue less the direct cost of goods sold relating to In-Store Revenue.

“In-Store GMV” and “In-Store Revenue” mean revenue generated in our retail stores, which include Browns, Stadium Goods and New Guards’ directly operated stores. Revenue realized from In-Store sales for Browns and New Guards’ directly operated stores is equal to GMV of such sales because such sales are not commission based. Revenue realized from In-store sales for Stadium Goods does not equal GMV of such sales as a certain portion of those sales are third-party and are commission based.

"Media solutions revenue" is revenue derived from advertising products and solutions provided to luxury sellers to enable them to leverage our luxury audience and first-party data in pursuing their respective marketing opportunities on the Farfetch Marketplace.

“Order Contribution” means gross profit after deducting demand generation expense, which includes fees that we pay for our various marketing channels to support the Digital Platform. Order Contribution provides an indicator of our ability to extract consumer value from our demand generation expense, including the costs of retaining existing consumers and our ability to acquire new consumers.

“Third-Party Take Rate” means Digital Platform Services Revenue excluding revenue from first-party sales, as a percentage of Digital Platform GMV excluding GMV from first-party sales and Digital Platform Fulfilment Revenue. Revenue from first-party sales, which is equal to GMV from first-party sales, means revenue derived from sales on our platform of inventory purchased by us.

Certain figures in the release may not recalculate exactly due to rounding. This is because percentages and/or figures contained herein are calculated based on actual numbers and not the rounded numbers presented.

Investor Relations Contact:

Alice Ryder

VP Investor Relations

IR@farfetch.com

Media Contacts:

Susannah Clark

Executive VP, Communications

susannah.clark@farfetch.com

+44 7788 405224

Brunswick Group

farfetch@brunswickgroup.com

US: +1 (212) 333 3810

UK: +44 (0) 207 404 5959

About Farfetch

Farfetch Limited is the leading global platform for the luxury fashion industry. Founded in 2007 by José Neves for the love of fashion, and launched in 2008, Farfetch began as an e-commerce marketplace for luxury boutiques around the world. Today, the Farfetch Marketplace connects customers in over 190 countries and territories with items from more than 50 countries and over 1,400 of the world’s best brands, boutiques and department stores, delivering a truly unique shopping experience and access to the most extensive selection of luxury on a global platform. Farfetch’s additional businesses include Browns and Stadium Goods, which offer luxury products to consumers, and New Guards Group, a platform for the development of global fashion brands. Farfetch offers its broad range of consumer-facing channels and enterprise level solutions to the luxury industry under its Luxury New Retail initiative. The Luxury New Retail initiative also encompasses Farfetch Platform Solutions, which services enterprise clients with e-commerce and technology capabilities, and Future Retail, which develops innovations such as our Connected Retail solutions.

For more information, please visit www.farfetchinvestors.com. We use this investor section of our website as a means of disclosing material, non-public information. Accordingly, investors should monitor this section of our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. Investors may also receive email alerts and other information about us by enrolling their email address under “Investor Resources” of our investors page. We have included our website address in this release solely for informational purposes, and the information contained on our website is not incorporated by reference in this release.